Table of Contents

Banco Bradesco S.A
Exhibit 6.1

Bradesco ADR

Earnings per share	December 31,

	2002	2003	2004

Weighted average number of preferred shares outstanding (in shares)	212,948,868	227,580,486	236,081,798
10% right for preferred shares	21,294,887	22,758,049	23,608,180

Adjusted weighted average number of preferred shares outstanding (in shares) for EPS calculation	234,243,755	250,338,535	259,689,978
Weighted average number of common shares outstanding (in shares)	217,339,670	230,880,111	239,266,115

Total weighted average number of shares outstanding (in shares) (A)	451,583,425	481,218,646	498,956,093

Net income (in millions of reais) (B)	R$2,142	R$2,302	R$3,327

EPS for common shares (B)/(A)=(C)	R$4.74	R$4.78	R$6.67
EPS for preferred shares (C) + 10%	R$5.22	R$5.26	R$7.33